UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                  FORM 11-K

                                ANNUAL REPORT


                      Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                 For the calendar year ended December 31, 1997

                         A.  Full title of the Plan

                            Paychex, Inc. 401(k)
                         Incentive Retirement Plan

       B. Name and address of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                Paychex, Inc.
                          911 Panorama Trail South
                            Rochester, NY  14625

Financial Statements and Exhibits


Financial Statements                                            Page No.

   Report of Independent Auditors                                   4

   Statement of Net Assets Available for                            5
      Benefits, with Fund Information -
      December 31, 1997

   Statement of Net Assets Available for                            6
      Benefits, with Fund Information -
      December 31, 1996

   Statement of Changes in Net Assets                               7
      Available for Benefits, with Fund
      Information, for the Year Ended
      December 31, 1997

   Statement of Changes in Net Assets                               8
      Available for Benefits, with Fund
      Information, for the Year Ended
      December 31, 1996

   Notes to Financial Statements                                 9-13

   Schedule of Assets Held for Investment
      Purposes - December 31, 1997                                 14

   Schedule of Reportable Transactions - For the year              15
      ended December 31, 1997

Exhibits

   23.1  Consent of Ernst & Young LLP                              16

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated: June 25, 1998

                      PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN


                        By:  /s/  Francis G. Provino
                             ___________________________________
                             Francis G. Provino
                             401(k) COMMITTEE MEMBER

Ernst & Young

                     Report of Independent Auditors

The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analyses rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.

April 15, 1998                               /s/ Ernst & Young LLP

               PAYCHEX, INC. 401(K) INCENTIVE RETIREMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION
                              DECEMBER 31, 1997

                                               Paychex,
                                               Inc.          Growth                                    Inter-
                                               Common        and                         Stable        national
                                 Combined      Stock         Income        Equity        Value         Equity        Loan
                                 Funds         Fund          Fund          Fund          Fund          Fund          Fund
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
ASSETS
  Investments at market value:
    Common Stock of Paychex,
    Inc. -
      2,073,754 Shares
      (Cost $15,696,884)         $104,983,796  $104,983,796
    IVT Total Return Fund -
      335,712 Shares
      (Cost $7,681,585)             9,765,850                $  9,765,850
    Invesco Growth Fund -
      2,409,455 Shares
      (Cost $12,850,715)           11,950,895                             $ 11,950,895
    Invesco Stable Value Fund -
      8,343,845 Shares
      (Cost $8,343,845)             8,343,845                                            $  8,343,845
    Global Asset Management
    Fund -
     114,131 Shares
      (Cost $2,927,005)             3,251,581                                                          $  3,251,581
    Invesco Funds Group -
      IMF - Cash Reserves
      (Cost $3,488,465)             3,488,465     3,488,465

    Participant Loans
    Receivable                      4,601,770                                                                        $  4,601,770

                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
      TOTAL ASSETS               $146,386,202  $108,472,261  $  9,765,850  $ 11,950,895  $  8,343,845  $  3,251,581  $  4,601,770

LIABILITIES
  Withdrawals payable to
    terminated participants
    - Note E                                -             -             -             -             -             -             -
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
      NET ASSETS AVAILABLE FOR
        BENEFITS                 $146,386,202  $108,472,261  $  9,765,850  $ 11,950,895  $  8,343,845  $  3,251,581  $  4,601,770
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________

See accompanying notes to financial statements.

               PAYCHEX, INC. 401(K) INCENTIVE RETIREMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION
                              DECEMBER 31, 1996

                                               Paychex,
                                               Inc.          Growth                                    Inter-
                                               Common        and                         Stable        national
                                 Combined      Stock         Income        Equity        Value         Equity        Loan
                                 Funds         Fund          Fund          Fund          Fund          Fund          Fund
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
ASSETS
  Investments at market value:
    Common Stock of Paychex,
    Inc. -
      1,441,371 Shares
      (Cost $15,780,069)         $ 74,140,260  $ 74,140,260
    IVT Total Return Fund -
      277,021 Shares
      (Cost $5,576,820)             6,731,622                $  6,731,622
    Invesco Growth Fund -
      1,494,054 Shares
      (Cost $7,753,188)             7,754,138                              $  7,754,138
    Invesco Stable Value Fund -
      4,770,421 Shares
      (Cost $4,770,421)             4,770,421                                            $  4,770,421
    Global Asset Management
    Fund -
      44,015 Shares
      (Cost $906,659)               1,018,937                                                          $  1,018,937
    Invesco Funds Group -
      IMF - Cash Reserves
      (Cost $2,151,302)             2,151,302     2,151,302

    Participant Loans
    Receivable                      3,943,887                                                                        $  3,943,887

                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
      TOTAL ASSETS               $100,510,567  $ 76,291,562  $  6,731,622  $  7,754,138  $  4,770,421  $  1,018,937  $  3,943,887

LIABILITIES
  Withdrawals payable to
    terminated participants
    - Note E                                -             -             -             -             -             -             -
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
      NET ASSETS AVAILABLE FOR
        BENEFITS                 $100,510,567  $ 76,291,562  $  6,731,622  $  7,754,138  $  4,770,421  $  1,018,937  $  3,943,887
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________

See accompanying notes to financial statements.

               PAYCHEX, INC. 401(K) INCENTIVE RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION
                    FOR THE YEAR ENDED DECEMBER 31, 1997

                                               Paychex,
                                               Inc.          Growth                                    Inter-
                                               Common        and                         Stable        national
                                 Combined      Stock         Income        Equity        Value         Equity        Loan
                                 Funds         Fund          Fund          Fund          Fund          Fund          Fund
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
Interest and dividend income     $  4,788,658  $    721,000  $    378,090  $ 2,879,245   $    341,527  $    140,142  $    328,654
Net appreciation (depreciation)
  in fair market
  value of investments -           35,395,070    34,475,686     1,338,336     (737,202)             -       318,250             -
Contributions:
  Participants                      9,385,043     6,236,857       855,142    1,351,156        455,924       485,964             -
  Employer                          2,936,872     1,985,332       264,705      413,421        163,904       109,510             -
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
                                   52,505,643    43,418,875     2,836,273    3,906,620        961,355     1,053,866       328,654

Withdrawals by terminated                                            -
  participants                     (6,630,008)   (4,562,619)     (698,662)    (475,619)      (703,057)     (190,051)
Transfers between funds                     -    (6,675,557)      896,617      765,756      3,315,126     1,368,829       329,229
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
  CHANGE IN NET ASSETS             45,875,635    32,180,699     3,034,228    4,196,757      3,573,424     2,232,644       657,883

Net assets available for
  benefits at beginning of year   100,510,567    76,291,562     6,731,622    7,754,138      4,770,421     1,018,937     3,943,887
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
      NET ASSETS AVAILABLE FOR
         BENEFITS                $146,386,202  $108,472,261  $  9,765,850  $11,950,895  $   8,343,845  $  3,251,581   $ 4,601,770
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________

See accompanying notes to financial statements.

               PAYCHEX, INC. 401(K) INCENTIVE RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION
                    FOR THE YEAR ENDED DECEMBER 31, 1996

                                               Paychex,
                                               Inc.          Growth                                    Inter-
                                               Common        and                         Stable        national
                                 Combined      Stock         Income        Equity        Value         Equity        Loan
                                 Funds         Fund          Fund          Fund          Fund          Fund          Fund
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
Interest and dividend income     $  2,213,420  $    436,130  $    252,674  $    997,995  $    272,664  $      4,726  $    249,231
Net appreciation (depreciation)
  in fair market
  value of investments -           26,552,916    25,548,295       549,162       332,578             -       122,881             -
Contributions:
  Participants                      6,992,391     4,800,726       734,859       951,367       418,861        86,578             -
  Employer                          2,393,697     1,626,893       247,861       319,456       174,691        24,796             -
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
                                   38,152,424    32,412,044     1,784,556     2,601,396       866,216       238,981       249,231

Withdrawals by terminated                                             -
  participants                     (4,105,947)   (2,703,140)     (425,286)     (522,217)     (446,936)       (8,368)
Transfers between funds                     -       203,740      (931,193)   (1,230,822)      414,503       788,324       755,448
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
  CHANGE IN NET ASSETS             34,046,477    29,912,644       428,077       848,357       833,783     1,018,937     1,004,679

Net assets available for
  benefits at beginning of year    66,464,090    46,378,918     6,303,545     6,905,781     3,936,638             -     2,939,208
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
      NET ASSETS AVAILABLE FOR
         BENEFITS                $100,510,567  $ 76,291,562  $  6,731,622  $  7,754,138  $  4,770,421  $  1,018,937  $  3,943,887
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________


See accompanying notes to financial statements.

               PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS

NOTE A.  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) are prepared on the accrual basis in accordance with generally accepted accounting principles.

Administrative expenses of the Plan are paid by Paychex, Inc. (the "Company").

Investments in Paychex, Inc. Common Stock are carried at market value determined on the basis of quoted market (bid) price. The underlying investments of the mutual funds (excluding the Stable Value Fund) are valued at market, as reported by Invesco, based on the last reported sales price or bid price in the market where the investments are primarily traded or by a pricing service. The value of the Stable Value Fund is determined in the manner set forth above except that guaranteed income contracts, annuities, and other assets that provide for benefit payments or withdrawals on a contractual basis and with respect to which there is no active trading market are valued at their fair value as determined by Invesco, which in the case of such investments, is generally deemed to be at book value (cost plus accrued income). Short-term investments are valued at cost which approximates market value. Securities transactions are accounted for on the trade dates.
Realized gains and losses from securities transactions are computed on the average cost basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of net assets available for benefits at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE B.  PLAN DESCRIPTION AND BENEFITS

The plan provides for various investment options in any combination of Paychex, Inc. stock and various mutual funds. Investment securities are exposed to various risks such as interest rate, market and credit risks.
Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan is a defined contribution plan established July 1, 1984. Company employees must be employed one year in which a minimum of 1,000 hours has been worked to be eligible for participation in the Plan. At the employee's option, contributions are invested in one or more of the following funds:

                                       Number of Participants
                                       ______________________
                                     December 31,   December 31,
                                         1997           1996
                                         ____           ____
Paychex, Inc. Common Stock Fund          3,026          2,797
Growth & Income Fund                     1,477          1,235
Equity Fund                              1,947          1,571
Stable Value Fund                        1,116          1,006
International Equity Fund                  766            277

Employees may contribute up to 15% of their compensation to the Plan through payroll deductions, subject to the limit established by the Internal Revenue Code. Discretionary employer contributions are equal to 50% of the participants elective contribution, but not to exceed 3% of the participant's compensation. The Company may elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 1997 and 1996.

Each participant is fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested with respect to Company matching contributions upon completion of three years of service. Any nonvested Company matching contributions existing at the time a participant withdraws from the Plan are forfeited and available to Paychex, Inc. to reduce future contributions.

Upon termination of the Plan, all participant's rights to accrued benefits are 100% nonforfeitable.

The Plan allows participants to borrow up to 50% of the vested balance from their account. Bi-weekly or weekly payroll deductions are required to repay the loan within five years. Loans used for the purchase of a principal residence are required to be repaid within ten years. The rate of interest is Prime plus 1% at the time the loan is disbursed.

The plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. A complete description of the Plan, including eligibility, contribution, investment, vesting and withdrawal provisions, is contained in the official plan document which governs the operation of the Plan.

The Plan Adoption Agreement was restated in 1996 to incorporate an amendment on eligibility. An employee will become a participant in the Plan on the first day of the month immediately following the completion of the service requirement.

NOTE C.  TAX STATUS

The Plan is designed as a qualified plan under Section 401(a) and 401(k) of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made. The Company has received a favorable determination letter from the Internal Revenue Service regarding the qualification of the plan. Employer contributions and investment income of the Plan are not taxable to the participants until withdrawn or distributed. In addition, net unrealized appreciation on any shares of Paychex, Inc. common stock distributed to a participant upon termination of employment is not taxed until the time of disposition of such shares, unless the participant elects to be taxed at the time of distribution. The Paychex, Inc. 401(k) Plan Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE D.  INVESTMENTS

The net realized gain on disposition of investments is as follows:

                                                  Paychex,
                                                  Inc.            Growth                          Inter-
                                                  Common          and                             national
                                  Combined        Stock           Income          Equity          Equity
                                  Funds           Fund            Fund            Fund            Fund
                                  ___________     ___________     ___________     ___________     ___________

Year Ended December 31, 1997:
  Amount realized                 $26,446,408     $21,647,155     $ 1,863,040     $ 2,130,987     $   805,226
  Average cost                     22,219,050      18,098,190       1,454,167       1,967,419         699,274
                                  ___________     ___________     ___________     ___________     ___________
  Net realized gain               $ 4,227,358     $ 3,548,965     $   408,873     $   163,568     $   105,952
                                  ___________     ___________     ___________     ___________     ___________
                                  ___________     ___________     ___________     ___________     ___________

Year Ended December 31, 1996:
  Amount realized                 $20,959,915     $15,144,002     $ 2,390,860     $ 3,244,305     $   180,748
  Average cost                     19,532,969      14,245,108       2,006,979       3,110,737         170,145
                                  ___________     ___________     ___________     ___________     ___________
  Net realized gain               $ 1,426,946     $   898,894     $   383,881     $   133,568     $    10,603
                                  ___________     ___________     ___________     ___________     ___________
                                  ___________     ___________     ___________     ___________     ___________



The unrealized appreciation (depreciation) in fair value of investments included in net assets available for plan benefits is as follows:

                                                  Paychex,
                                                  Inc.            Growth                          Inter-
                                                  Common          and                             national
                                  Combined        Stock           Income          Equity          Equity
                                  Funds           Fund            Fund            Fund            Fund
                                  ___________     ___________     ___________     ___________     ___________
Year Ended December 31, 1997:
  Balance at beginning
    of year                       $59,628,221     $58,360,191     $ 1,154,802     $       950     $   112,278
  Change for the year              31,167,712      30,926,721         929,463        (900,770)        212,298
                                  ___________     ___________     ___________     ___________     ___________
  Balance at end
    of year                       $90,795,933     $89,286,912     $ 2,084,265     $  (899,820)    $   324,576
                                  ___________     ___________     ___________     ___________     ___________
                                  ___________     ___________     ___________     ___________     ___________

Year Ended December 31, 1996:
  Balance at beginning
    of year                       $34,502,251     $33,710,790     $   989,521     $  (198,060)    $         -
  Change for the year              25,125,970      24,649,401         165,281         199,010         112,278
                                  ___________     ___________     ___________     ___________     ___________
  Balance at end
    of year                       $59,628,221     $58,360,191     $ 1,154,802     $       950     $   112,278
                                  ___________     ___________     ___________     ___________     ___________
                                  ___________     ___________     ___________     ___________     ___________


NOTE E.  BENEFIT PAYMENTS

The AICPA Audit and Accounting Guide "Audit of Employee Benefit Plans" requires the Plan to disclose, in the footnotes to the financial statements, the amount of assets that have been allocated but not yet paid to participants who have withdrawn from the Plan as of year end; the amount should not be classified as a liability in the statement of net assets available for benefits. As such, the financial statements do not contain an accrual for benefit payments liability as of December 31, 1997. Amounts allocated to withdrawn participants are required to be reported on Form 5500. The following is a reconciliation of net assets available for benefits at December 31, 1997 per the financial statement to the 1997 Form 5500:

                                                           December 31, 1997
Net assets available for benefits per Statement of Net
  Assets Available for Benefits by Funds and Combined-
  December 31, 1997                                        $     146,386,202
Amounts allocated to withdrawn participants                     (  1,036,176)
                                                           _________________
Net assets available for benefits per the Form 5500        $     145,350,026
                                                           _________________
                                                           _________________

The following is a reconciliation of benefits paid to participants per the 1997 financial statements to the 1997 Form 5500:

                                                              Year ended
                                                           December 31, 1997
Withdrawals by Terminated Participants per Statement of
  Changes In Net Assets Available for Benefits by Funds
  and Combined - December 31, 1997                         $       6,630,008
Add:  Amounts allocated to withdrawn participants at
  December 31, 1997                                                1,036,176
Deduct:  Amounts allocated to withdrawn participants
  at December 31, 1996                                              (385,764)
                                                           _________________
Benefits paid to participants per the Form 5500            $       7,280,420
                                                           _________________
                                                           _________________

NOTE F.  ADDITION OF NEW FUND

Effective April 1, 1996 the Company began offering an International Equity Fund as an additional investment option for the 401(k) participants. The fund is managed by Global Asset Management Funds, Inc. and seeks capital appreciation through investing in equity markets worldwide, excluding those in the USA.

Effective January 1, 1998 the Company will offer the IRT 500 Index Fund through Invesco as an additional investment option for the 401(k) participants. The investment objective of this Fund is to provide total investment returns that closely replicate the total returns generated by the Standard & Poor's Composite Stock Index (S&P500).


NOTE G.  SUBSEQUENT EVENT

Sub-event

Effective January 1, 1998, the employees of Paychex Business Solutions (PBS), a wholly owned subsidiary of Paychex, Inc., will be participating in the Plan. In February 1998, the assets of the PBS 401(k) retirement plan were merged into the Plan.

   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
             DECEMBER 31, 1997

                                                          Description of Investment
                              Identity of Issue,          including Maturity Date,
                              Borrower, Lessor            Rate of Interest, Collateral,                              Current
                              or Similar Party            Par or Maturity Value                      Cost             Value
                              __________________          _____________________________           ___________      ___________
Paychex, Inc. Common          Paychex, Inc.               2,073,754 shares of common Stock        $15,696,884      $104,983,796
Stock Fund
                              Invesco Funds Group         3,488,465 shares of the IMF-
                                                            Cash Reserves Fund                      3,488,465         3,488,465
                                                                                                  ___________       ___________
                                                                                                  $19,185,349      $108,472,261

Growth and Income Fund        Invesco Funds Group         335,712 shares of the IVT
                                                            Total Return Fund                       7,681,585         9,765,850

Equity Fund                   Invesco Funds Group         2,409,455 shares of the Invesco
                                                            Growth Fund                            12,850,715        11,950,895

Stable Value Fund             Invesco Funds Group         8,343,845 shares of the Invesco
                                                            Stable Value Fund                       8,343,845         8,343,845

International Equity Fund     Global Asset Management    114,131 shares of the Global
                              Funds, Inc.                   Asset Management Fund                   2,927,005         3,251,581

                              Participant Loans                *                                    4,601,770         4,601,770
                                                                                                  ___________       ___________
                                                                                                  $55,590,269      $146,386,202
                                                                                                  ___________      ____________
                                                                                                  ___________      ____________

There were no investment assets acquired and disposed of during the year which are reportable under the requirements of Section 2520.103-11 of the Department of Labor's rules and regulations.

* Loans to participants have various maturity dates and bear interest at rates ranging from 7% to 11 1/2%.

           SCHEDULE OF REPORTABLE TRANSACTIONS
      PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
              YEAR ENDED DECEMBER 31, 1997

                              Identity of
                              Issue,
                              Borrower,
                              Lessor, or     Description                                 Current Value
                              Similar        of                Purchase     Sales        As of Trans-        Gain
                              Party          Investment        Price        Price        action Date        (Loss)
                              ____________   ___________       __________   __________   _____________      ______
Category (iii) - A series
of securities transactions
in excess of 5% of plan
assets:
Paychex, Inc. Common          Invesco        IMF-Cash        $ 18,430,587               $ 18,430,587
Stock Fund                    Funds          Reserves                     $ 17,093,424  $ 17,093,424
                              Group

Equity Fund                   Invesco        Invesco         $  7,068,977               $  7,068,977
                              Funds          Growth Fund                  $  2,135,017  $  2,135,017
                              Group

Total Return Fund             Invesco        Invesco         $  3,559,234               $  3,559,234
                              Funds          Total Return                 $  1,863,392  $  1,863,392
                              Group          Fund

Stable Value Fund             Invesco        IRT Stable      $  6,802,151               $  6,802,151
                              Funds          Value Fund                   $  3,228,727  $  3,228,727
                              Group

There were no reportable transactions under categories
(i), (ii) or (iv).

EXHIBIT 23.1
Consent of Independent Auditors    (To come from E&Y)

We consent to the incorporation by reference in the Registration Statement below, of our report dated April 15, 1998, with respect to the financial statements and schedules of Paychex, Inc. 401(k) Incentive Retirement Plan included in this Annual Report (Form 11-K) for the year ended
December 31, 1997

        a. Form S-8 - Paychex, Inc. 401(k) Incentive Retirement Plan - as filed with the Securities and Exchange Commission on October 2, 1992 (No.33-52838).

June 25, 1998                                        /s/  Ernst & Young, LLP

Dated: June 25, 1998

Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.c. 20549-1004

Attn:  Filing Desk, Stop 1-4

RE:     Form 11-K
        Paychex, Inc.
        Commission File No. 0-11330

Dear Sir or Madame:

Pursuant to Section 15(d) of the Securities Act of 1934, attached is Form 11-K for the year ended December 31, 1997 for Paychex, Inc.

This filing is being effected by direct transmission to the Commission's EDGAR system.

Very truly yours,



/s/ Timothy W. Bahr
____________________
Timothy W. Bahr
Reporting Manager

TWB/dmm